+Ferreyros



ORGANIZACION
+Ferreyros

Lima, April 13th, 2009

09045887

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached the list of our shareholders as of March 31st , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

+Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

RECEIVED
2009 APR 16 P 3: 34

www.ferreyros.com.pe

T 511 626 4000

Jr. Cristóbal de Peralta
Norte 820 Lima 33 Perú

RECEIVED

2009 APR 16 P 3: 24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Lunes, 13 de Abril de 2009

Sres.
CONASEV
Presente.-

COMUNICACIÓN GENERAL : Comunicación de Accionistas Mayores al 0.5%

De conformidad con lo establecido en el Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos, aprobado mediante Resolución CONASEV N° 090-2005-EF/94.10, comunicamos la siguiente información:

Empresa: RUC 20100027292 FERREYROS S.A.A.
Periodo: MARZO - 2009

Listado de Acciones Comunes:
    Nemonico: FERREYC1
    Valor: FERREYROS S.A.
    Nro.Total de Acciones: 377,778,844
    Nro.Votos x Acción: 1

Listado de Accionistas:

PJ	RUC 20215376916	BUSLETT S.A.	00771283	8,461,271	2.239742	FERREYC1
PJ	Otro 091212733 00	HO-FONDO3	00932309	15,016,178	3.975389	FERREYC1
PJ	Otro 09212740 00	PR-FONDO3	00932318	16,223,678	4.294491	FERREYC1
PJ	RUC 20100228352	CORPORACION CERVESUR S.A.A.	00924649	14,438,046	3.821825	FERREYC1
PJ	Otro 027012415	HIBISCUS CAPITAL LTD.	00787983	5,974,982	1.581608	FERREYC1
PJ	Otro 021015391	DUCKTOWN HOLDINGS	00913954	15,502,553	4.103605	FERREYC1
PJ	Otro 038013580	HORSESHOE BAY LIMITED	00852796	24,421,180	6.464412	FERREYC1
PJ	Otro 00932376	RI-FONDO2	00932376	14,316,331	3.789608	FERREYC1
PJ	Otro 09212592 00	RI-FONDO3	00932377	30,724,516	8.132937	FERREYC1
PJ	RUC 20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	36,186,139	9.578657	FERREYC1
PJ	Otro 00932306	HO-FONDO2	00932306	27,166,161	7.191022	FERREYC1
PJ	Otro 09212737 00	IN-FONDO3	00932289	24,560,774	6.501363	FERREYC1
PJ	Otro 09212735 00	IN-FONDO1	00932286	2,361,484	0.625097	FERREYC1
PJ	RUC 20137909813	HORTENSIA S.A.	00262961	11,323,048	2.997269	FERREYC1
PJ	RUC 20136975669	INTERNATIONAL MACHINERY CO. S.A.	00280140	4,093,075	1.083458	FERREYC1
PJ	RUC 20121047072	FUNDACION MANUEL J. BUSTAMANTE DE LA FUENTE	00319217	1,976,847	0.523282	FERREYC1
PJ	Otro 09212739 00	PR-FONDO2	00932317	19,231,957	5.090798	FERREYC1
PJ	PJ Excep. 00932287	IN-FONDO2	00932287	17,940,341	4.7489	FERREYC1
PN Mayor	DNI 08191212	EDUARDO MONTERO ARAMBURU	00001932	16,506,414	4.369333	FERREYC1
PJ	RUC 20171049262	INVERSIONES VARESU S.A.	00107243	5,663,199	1.499078	FERREYC1
PJ	RUC 201111691631	GONDOMAR S.A.	00031781	3,659,222	0.968615	FERREYC1
PJ	RUC 20468451451	TRANSACCIONES FINANCIERAS S.A.	00853591	2,025,833	0.536248	FERREYC1
PN Mayor	DNI 08243243	BLANCA ARAMBURU DE MONTERO	00912563	2,786,272	0.737541	FERREYC1
PN Mayor	DNI 07277264	OSCAR ESPINOSA BEDOYA	00022556	2,119,934	0.561157	FERREYC1

PN Mayor	DNI 07270871	CARMEN ALVAREZ CALDERON DE FERREYROS	00791256	1,894,721	0.501542	FERREYC1
PJ	RUC 20514900451	ING.RENTA ACCIONES FMIV	00942445	1,903,613	0.503696	FERREYC1
PJ	Otro 021009695	ATLANTIC SECURITY BANK	00701252	2,054,417	0.543815	FERREYC1
PJ	Otro 00942063	BCP ACCIONES FMIV	00942063	1,947,762	0.515583	FERREYC1

Cordialmente,

PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE BURSATIL
FERREYROS S.A.A.